Via EDGAR

September 22, 2023

Attention:

Beverly Singleton

Anne McConnell

Evan Ewing

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CH AUTO Inc. (CIK No. 0001930207)
Response to the Staff’s Comments on
Amendment No. 5 to Registration Statement on Form F-4 Filed on September 13, 2023

Ladies and Gentlemen,

CH AUTO Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), is hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 20, 2023 on the Company’s Amendment No. 5 to Registration Statement on Form F-4 filed with the Commission on September 13, 2023 (“Amendment No.5”). Concurrently with the submission of this letter, the Company is submitting its amendment No.6 to the Registration Statement (“Amendment No.6”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No.6 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No.6.

Amendment No. 5 to Registration Statement on Form F-4

Summary, page 19

1.	We note your response to comment 2. Please revise to describe the corrections you will be required to make if your application for reconsideration is not approved.

Response: In response to the Staff’s comment, the Company has revised pages 46 and 65 of Amendment No.6.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities..., page 82

2.	We note the risk factors on page 82. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. .

Response: In response to the Staff’s comment, the Company has revised pages 47, 82 and 83 of Amendment No.6.

General

3.	We note your response to comment 3 and reissue in part. Your disclosure continues to state that “MCAF and its affiliates, shall use commercially reasonable best efforts to deliver to the Company and MCAF true, correct and complete copies of each of the fully executed subscription agreements, by March 15, 2023, relating to a purchase of Class A Ordinary Shares through a private placement.” Please revise the disclosure to address that a substantial amount of time has passed since March 15, 2023 and clearly state that, if true, MCAF has not waived its termination right with respect to the PIPE Financing.

Response: In response to the Staff’s comment, the Company has revised pages 30, 34 and 133 of Amendment No.6.

If you have any questions regarding Amendment No.6, please contact the undersigned by telephone at (86)-010-8140-6666 or via e-mail at luqun@ch-auto.com. Please note that with respect to the responses set forth herein, insofar as relevant information relates to the Company such responses are based on discussions with and information provided by the Company or its counsel and information relating to MCAF is based on information provided by MCAF or its counsel.

Very truly yours,

/s/ Qun Lu
Name:	Qun Lu
Title:	Chairman, Chief Executive Officer and Chief Financial Officer

Enclosures

cc:

Mr. Suying Liu, Chairman, Chief Executive Officer and Chief Financial Officer, Mountain Crest Acquisition Corp. IV